UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 28, 2005

Earl D. Weiner, Esq.
Sullivan & Cromwell, LLP
125 Broad Street
New York, New York 10004-2498

Re: Asia Pacific Fund, Inc.
File No. 811-4710

Dear Mr. Weiner:

In a letter dated April 18, 2005, you requested our assurance that we would not recommend enforcement action to the Commission if Asia Pacific Fund, Inc. ("Fund") omits from its proxy material a shareholder proposal ("Proposal") submitted on April 14, 2005 by Thomas A. Kornfeld. The Proposal states:

> RESOLVED: Shareholders should vote NO on allowing a new investment manager.

In your April 18, 2005 letter, you state, among other things, that the Fund intends to omit the proposal and supporting material from its proxy statement and form of proxy in reliance upon Rule 14a-8(f)(1) under the Securities Exchange Act of 1934. Rule 14a-8(f)(1) provides that a registrant may exclude a proposal if the proposal or supporting statement is submitted after the registrant's properly determined deadline for such submissions. The Fund's Proxy Statement for its 2004 Annual Meeting of Stockholders ("2004 Meeting") stated that the deadline for submission of stockholder proposals for inclusion in the Fund's proxy statement for the 2005 Annual Meeting of Stockholders ("2005 Meeting") was April 4, 2005. You state that the Fund calculated the deadline in accordance with Rule 14a-8(e)(2). You state further that the Fund intends to hold its 2005 Meeting on a date that is not more than 30 days from the date of the 2004 Meeting.

There is some basis for your view that the Proposal was not timely submitted. Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the Proposal and supporting statement from its 2005 Meeting proxy materials in reliance on Rule 14a-8(f) (1).

In connection with the foregoing, please see the enclosure, which sets forth a brief discussion of the Division's procedures regarding shareholder proposals. If you have any questions concerning this matter, please telephone me at 202.551.6965.

Sincerely,

Vincent J. DiStefano, Jr.
Senior Counsel
Office of Disclosure and Review

(Enclosure)

cc: Mr. Thomas A. Kornfeld (w/encl.)

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

April 18, 2005

By Hand

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Office of Disclosure and Review, Division of Investment Management

Re: The Asia Pacific Fund, Inc. – Exclusion of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

As counsel to The Asia Pacific Fund, Inc. (the "Company"), a closed-end investment company registered under the Investment Company Act of 1940 (the "1940 Act"), we are writing to seek confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders ("2005 Meeting) the stockholder proposal (the "Proposal") and its supporting statement (the "Supporting Statement") submitted to the Company by Thomas A. Kornfeld ("Proponent") in a letter dated April 14, 2005. Pursuant to paragraph (j)(2) of Rule 14a-8 (the "Rule") under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter; and

2. Proponent's April 14, 2005 letter, which contains the Proposal and the Supporting Statement.

The Company's proxy statement for its 2004 Annual Meeting of Stockholders ("2004 Meeting") stated that the deadline, computed in accordance with paragraph (e)(2) of the Rule, for submission of stockholder proposals for inclusion in the Company's proxy statement for the 2005 Meeting was April 4, 2005. The Proposal was submitted on April 14, 2005, ten days after the deadline, and, the Company, therefore, may exclude the Proposal from its proxy statement for the 2005 Meeting pursuant to paragraph (f)(1) of the Rule as not being timely received, unless the date of the 2005

Meeting is changed by more than 30 days from the date of the 2004 Meeting. As the Company intends to hold the 2005 Meeting on a date that is not more than 30 days from the dated of the 2004 Meeting, the Company intends to exclude the Proposal and the Supporting Statement from the Proxy Materials pursuant to paragraph (f)(1) under the Rule as being received after the deadline set in accordance with paragraph (e)(2) of the Rule.

* * *

In accordance with Rule 14a-8(j) under the 1934 Act, the Company is contemporaneously notifying Proponent, by copy of this letter, of its intention to exclude the Proposal and the Supporting Statement from the Proxy Materials.

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and the entire Supporting Statement are excluded from the Proxy Materials for the reason described. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-3820.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Earl D. Weiner

(Enclosures)

cc: w/encls. Mr. Thomas A. Kornfeld

Ms. Deborah A. Docs
Corporate Secretary
(The Asia Pacific Fund, Inc.)

Thomas A. Kornfeld

6381 East Floyd Drive Denver, Colorado 80222 303-753-0653

VIA FAX TO: 973-367-8065 AND FIRST CLASS MAIL

April 14, 2005

Ms. Deborah A. Docs
Secretary
The Asia Pacific Fund, Inc.
C/O Prudential Investments Fund Mgt. LLC
Gateway Center Three, 4th Floor
100 Mulberry Street
Newark, NJ 07102-4077

Re: **The Asia Pacific Fund**
Shareholder Proposal

Dear Ms. Docs:

I have beneficially owned shares of the Asia Pacific Fund (the "Fund") valued at more than $2,000 for more than one year, and I expect to continue ownership through the date of the Fund's next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 I am hereby submitting the following shareholder proposal and supporting statement for inclusion in the Fund's proxy statement for the next annual meeting of stockholders or any earlier meeting.

RESOLVED: Shareholders should vote NO on allowing a new investment manager.

Supporting Statement:

Where there is smoke there is fire. As described below, the Directors of our fund have not implemented valid shareholder proposals and have taken actions that were designed to disenfranchise stockholders and entrench the Directors in their positions of control.

In the year 2000 a shareholder recommendation to liquidate the Fund was approved by 63.9% of the shares voting. The Board did not implement this proposal.

In the year 2001 a shareholder recommendation to allow the shareholders to approve the Investment Management contract annually passed by a 56.8% margin. The Board did not implement this proposal.

In 2000, shortly after the liquidation proposal passed, our Board met and unilaterally made fundamental changes to the Bylaws of the Fund. First, the Board changed the Bylaw regarding amending the Bylaws. Prior to their year 2000 action, either the Board or the shareholders could amend the Bylaws. The Board changed it so that only the Board could amend the Bylaws. By doing so, the proponent believes that the Board was actively stripping the shareholders of fundamental powers.

Also in 2000, the Board amended the qualifications for Directors so that only an officer of a major corporation based in Asia or an investment company investing primarily in Asia could be nominated to be a Director. I believe these qualifications effectively disenfranchised more than 99.0% of the shareholders. The exercise of choice is meaningless unless the shareholders have the right to elect anyone of their choosing. I must note that the Board did finally change these qualifications in 2004.

In 2003 the Board did not allow shareholders to vote on this proponent's shareholder proposal to remove Directors that had breached their fiduciary duty.

In 2004 the Board did not allow shareholders to vote on this proponent's shareholder proposal to repeal bylaws passed without explicit shareholder approval

The Board was able to exclude the 2003 and 2004 proposals by obtaining a no-action letter from the SEC after paying securities lawyers to draft opposition papers to the proposals.

Our Fund's closed-end format was set up 18 years ago to invest in Asia when it was more difficult to do so by Americans. Its long-term performance has averaged just 7.9% annually since inception. It trades at a chronic discount to Net Asset Value. The proponent believes that Directors have been forcefully holding on to an investment management contract in the face of clear shareholder opposition to doing so.

Fortunately, after all these years, the Board is now forced by law to obtain shareholder approval for a new Investment Manager. The Board must obtain such approval because of the sale of the investment management business of Baring Asset Management Holdings, a parent company of the former Investment Manager. The amount the new manager "paid" for The Asia Pacific Fund's ongoing "management fee annuity" is unknown to the proponent.

This proponent is not comfortable with any Director that would take any of the actions above. I urge you to vote NO on approval of the new Investment Manager.

Sincerely yours,

Thomas A. Kornfeld
6381 E. Floyd Drive
Denver, CO 80222